[American Dental Partners, Inc. Letterhead]

November 5, 2008

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	Letter of Comment dated October 30, 2007

American Dental Partners, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2007

Filed March 10, 2008

File No. 000-23363

Dear Mr. Reynolds:

We have received your letter dated October 30, 2008 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In your letter, you requested that we provide our response to each of the comments within 10 business days or tell you when we will provide you with our response. We are not able to respond to the comments within 10 business days of your letter because we are finalizing and preparing to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is currently requiring the attention and focus of our management and accounting personnel. Once the Quarterly Report on Form 10-Q is filed, our management and accounting personnel, in consultation with our independent accounting firm and legal counsel if necessary, will respond to the Commission’s comments. Pursuant to our telephonic conversation, we intend to provide you with our response on or before November 26, 2008.

Please do not hesitate to contact me with any questions you may have.

Sincerely,

/s/ BREHT T. FEIGH
Breht T. Feigh Executive Vice President, Chief Financial Officer and Treasurer